Exhibit (a)(5)(H)

Email to AVG Employees Holding Options

Hello everyone.

You’ve received this email because you are one of a select group of AVG employees whose achievements and performance have been recognized by enrollment in an AVG equity program. Since the announcement several weeks ago of Avast’s intention to acquire AVG, the status of that equity has been uncertain, given that once the deal is final, AVG will no longer be a standalone entity. As a result, the current RSUs, PSUs, and options in AVG stock will no longer exist.

We know how stressful uncertainty is, especially when it relates to your compensation and livelihood. Thank you for your patience and continued focus while we worked with Avast through the details of the new program.

Today, we are pleased to share that Avast has created a program to replace AVG’s existing equity program. This new program is a cash incentive program that gives each of you the opportunity to achieve the same value you would have received in AVG’s standalone equity program.

So how will it work? The same vesting dates currently in effect for your options agreement will remain in place. As long as you are still employed by Avast on the June 30, and have unvested options, you will receive, with the first payroll following June 30, compensation equaling $25.00 USD (the value at which Avast has agreed to purchase outstanding AVG shares) minus the strike price of those options under your plan, multiplied by the total number of unvested options that would have vested up to that date.

For example, if you were granted 10,000 options at a strike price of $22.00 USD, and none of them has vested as of the deal’s closing date, Avast will pay to you in cash $30,000 USD according to the vesting schedule in your AVG plan. The payment will always happen at the end of June. The complete details and conditions will be set forth in the program terms finally established by Avast.

Again, thank you for continuing to work toward our immediate goals during this transition period. If you have any additional questions, please contact Steven Scheers or the Senior HR Business Partner in your area directly.

Thank you,

Gary Kovacs and Steven Scheers